Exhibit 99.1

BlueNRGY Group Limited Announces Financial Results for

Six Months Ended December 31, 2015

Strong Revenue Growth to A$19.8 Million for Half-Year

SYDNEY, AUSTRALIA -- (April 4, 2016) - BlueNRGY Group Limited (OTCBB: CBDEF) (“BlueNRGY” or “Company”), a global provider of engineered systems and solutions for distributed power generation and climate control/energy efficiency, today announced financial results for the six months ended December 31, 2015, the first half of its 2016 fiscal year. Except as noted, all amounts are in Australian dollars (A$).

BlueNRGY generated consolidated revenue for the first six months of fiscal 2016 of A$19.8 million, more than 17% above revenue for the twelve months of fiscal 2015, ended June 30, 2015. Sequential quarter-over-quarter revenue growth in the Company’s fiscal Q-1 and Q-2 (ending in September and December respectively) was 78% and 61%. Backlog across all divisions totaled A$14.6 million at December 31, 2015.

“The strong growth during the first six months of the current fiscal year reflects our increasing success in repositioning BlueNRGY to generate recurring revenue globally from the rapidly-growing renewable energy sector.” said William Morro, Chairman and CEO.

A summary of BlueNRGY’s H-1 financial performance is set forth below. Figures are derived from the condensed consolidated financial statements presented on Form 6-K filed with the SEC on April 4, 2016.

	3-Months Ended		Six Months Ended
	30-Sep-15	31-Dec-15	31-Dec-15
Revenue & other Income	7,580	12,173	19,753
Cost of raw materials, consumables & contractors	(5,476)	(10,093)	(15,569)
Personnel costs	(2,519)	(2,940)	(5,459)
Amortization & depreciation	(128)	(138)	(266)
Other expense	(959)	(1,182)	(2,141)
Other income (expense)	221	(214)	7
Share-based expense	(1,267)	—	(1,267)
Net financing costs	(84)	(271)	(355)
Loss from operations	(2,632)	(2,665)	(5,297)

As of December 31, 2015, BlueNRGY had cash and equivalents of A$0.9 million and stockholders’ equity of A$8.6 million.

“During the first half of the fiscal year, BlueNRGY experienced notably strong growth and achieved profitability in the U.S. solar installation segment, our largest business unit. Overall profitability for the six months was adversely, but temporarily, impacted by the acquisition of the Draker monitoring platform in September 2015. We have invested heavily to fully merge the BlueNRGY and Draker software platforms and upgrade key Draker database structure. Since late January, the Draker system has been reliably delivering power plant operating data with improved reporting functionality. The results of our investment are being recognized and welcomed by leading portfolio owners who have selected Draker as the preferred supplier of performance monitoring and control systems for their solar generation facilities. During the first three months of 2016, backlog at Draker increased by 58% from USD$0.4 million at December 31, 2015 to USD$0.6 million at March, 2016 while monthly shipment volume simultaneously increased. We believe the system upgrades are also the primary driver of the Company’s favorable subscription renewal rates. For the same three-month period just ended, 100% of customers with expiring software monitoring subscriptions renewed with Draker, a result we are hoping to replicate over the remaining project lives of 15 years or more and with our other customers,” Mr. Morro added.

The Company estimates that non-recurring expenses recognized in its fiscal half-year results related to the Draker acquisition were approximately A$0.6 million. In addition, the A$1.3 million of share-based expense recognized during the period was related solely to the issuance of securities for the Draker platform acquisition.

Capital investment in the renewable energy sector globally reached a record USD$328.9 billion in 2015, according to Bloomberg New Energy Finance and the installation rate of generation capacity continues to grow at more than 30% per annum. Based on reports of GTM Research and the Global Wind Energy Council, cumulative capacity of wind and solar installations worldwide reportedly increased by 118GW in 2015 to more than 662GW in total. The sustained growth and scale of the renewable energy asset class underscores the advantage of the BlueNRGY value proposition and its strategy to serve the owners of these assets. By delivering best-in-class technology, data and engineered services to the leaders in this sector, BlueNRGY expects to capture a growing stream of recurring revenues and quickly achieve the scale necessary to sustain profitability.

About BlueNRGY Group Limited:

Established in 1989, BlueNRGY Group Limited is a leader in engineered solutions for the management of distributed power generation and climate control/energy efficiency systems. Its Draker monitoring system data analytics and other life-cycle operations and maintenance services are deployed worldwide and relied upon by system owners, financial institutions, utilities, government bodies and component manufacturers to deliver mission-critical information and control. As a global leader in delivery of best-in-class technology, BlueNRGY monitors or services more than 2GW of operating assets and has designed and installed more than 230 MW of solar and wind systems for commercial and utility applications. The company’s Parmac division is a leader in energy-efficient climate control systems in its served Australian markets.

With regional headquarters in Australia, the USA and Europe, BlueNRGY is positioned to serve customer operations globally. For more information, visit www.BlueNRGY.com.

Caution Concerning Forward-Looking Statements:

This news release contains ‘forward-looking statements. Such forward-looking statements can be identified by, amongst other things, the use of forward-looking language, such as the words ‘plan’, ‘believe’, ‘expect’, ‘anticipate’, ‘intend’, ‘estimate’, ‘project’, ‘may’, ‘would’, ‘could’, ‘should’, ‘seeks’, or ‘scheduled to’, or other similar words, or the negative of these terms, or other variations of these terms or comparable language, or by discussion of strategy or intentions.

Such forward-looking statements are subject to various risks, as well as those set forth in the Company’s most recent annual report on Form 20-F and other filings with the SEC, and involve assumptions, estimates, and uncertainties that reflect current internal projections, expectations or beliefs. Such statements include expectations about the temporary nature of expenditures, performance of its monitoring systems, client satisfaction and subscription renewal rates and achievement of its strategic objectives and future growth. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. All forward-looking statements contained in this news release are qualified in their entirety by these cautionary statements and the risk factors described above. Furthermore, all such statements are made as of the date of this release, and BlueNRGY Group Limited assumes no obligation to update or revise these statements unless otherwise required by law.

CONTACTS:

Corporate:

support@bluenrgy.com

PCG Advisory Group:

Investors: Stephanie Prince

Managing Director

Phone: 646-762-4518

Media: Sean Leous

Managing Director

Phone: 646-863-8998